Exhibit 11.1
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                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS



For the year ended December 31, 1999


1.   Net income                                              $ 3,142,686
2.   Total weighted average common shares outstanding        $ 5,476,926
3.   Basic earnings per share                                $ 0.57
4.   Diluted earnings per share                              $ 0.57